Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, May 26, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market Law, and on the General Rule No. 30, duly authorized by the Board on May 25, 2020, I inform you the following as material facts of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”):

●	As informed, LATAM Airlines started today a reorganization process in the United States of America according to the rules established in Chapter 11 of Title 11 of the Code of the United States of America, presenting a voluntary petition for relief in accordance with the same (the “Chapter 11 Procedure”).

●	The Chapter 11 Procedure grants an automatic stay at the beginning of the process. Said automatic stay protects LATAM Airlines’ cash position while restructures its balance sheet and right-size its operations.

●	The cash outflow involved in the dividend payment and agreed in the last Shareholders Meeting of LATAM Airlines is within the cash flows affected by the automatic stay.

●	In fact, the rules of the Chapter 11 Procedure prohibit the Company to distribute dividends to its shareholders during the time it is renegotiating its debt to ensure the continuity of its operations and future viability.

●	Considering the above, LATAM Airlines will not pay the dividend planned for May 28, 2020.

●	To this date it is not possible to determine the moment or source of the mentioned dividend to the Company’s shareholders.

Sincerely yours,

Roberto Alvo M.

Chief Executive Officer

LATAM Airlines Group S.A.